UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission file number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

In relation to our voluntary conversion of our secondary listing status to a primary listing status (the “Primary Conversion”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), we submitted with the Hong Kong Stock Exchange an announcement of voluntary conversion to dual primary listing on the Main Board of the Hong Kong Stock Exchange, attached as exhibit 99.1 to this current report on Form 6-K. In addition, we will publish the following documents on the website of the Hong Kong Stock Exchange before the Primary Conversion becomes effective: a company information sheet, a list of directors and their roles and functions, audit committee charter, compensation committee charter, corporate governance and nominating committee charter, and the amended and restated memorandum and articles of association. These documents will also be available on the Company’s website at ir.noahgroup.com.

EXHIBIT INDEX

Exhibit 99.1	Announcement with The Stock Exchange of Hong Kong Limited – Voluntary Conversion to Dual Primary Listing on the Main Board of the Hong Kong Stock Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Qing Pan
	Name:	Qing Pan
	Title:	Chief Financial Officer

Date: December 19, 2022